Organigram Applauds the Standing Committee on Finance’s Recommendation on Excise Duty
Revised Excise Framework Remains One of the Most Critical Reforms Required to Ensure the Long-Term Viability of the Cannabis Industry

Toronto, Ontario – February 28, 2024 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”) enthusiastically supports the Standing Committee on Finance’s recent recommendation on the Excise Duty framework.
In a recently released report, titled ‘Shaping our Economic Future: Canadian Priorities,’ the House of Commons Standing Committee on Finance has unanimously recommended adjusting the excise duty formula for cannabis so that it is limited to a 10% ad valorem rate, and modifying the duty's operation, including applying excise stamps on cannabis products.
Based on a survey conducted by the Cannabis Council of Canada, licensed producers currently pay up to 35% of top-line revenue in excise duties because of an erroneous assumption at the time of legalization that the price of cannabis flower would be approximately $10 per gram to the retail consumer. In reality, the price per gram of cannabis flower has fallen to as low as approximately $3 per gram, limiting cannabis companies’ ability to remain competitive on pricing, invest in innovation, retain jobs, and ultimately support the government’s stated objectives of illicit market conversion and promoting public health and safety.
“The pre-budget recommendation could not have come at a better time.” said Beena Goldenberg, CEO of Organigram. “Excise reform is critical to the long-term viability of the Canadian cannabis industry. The positive impact of the proposed reduction to a 10% ad valorem rate on the sustainability of the sector cannot be underestimated. We sincerely hope that the recommendation made by the Finance Committee is adopted by the Federal, Provincial and Territorial governments so that Canada can retain its position as global leader in the emerging cannabis movement.”
“We are also encouraged by recent reports indicating that the CRA is taking proactive measures to level the playing field by collecting more diligently from LPs who have fallen behind on their remittances for excise duties”, added Beena.

About Organigram Holdings Inc.
Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc. a licensed producer of cannabis, cannabis-derived products and cannabis infused edibles in Canada.
Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include adoption of budget recommendations and timing thereof, changes to market conditions, consumer preferences and regulatory climate and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For Media enquiries:
Megan McCrae
Senior Vice President, Global Brands and Corporate Affairs
megan.mccrae@organigram.ca
Organigram